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                 April 14, 2022

       Steven Boyages, MB BS PhD
       Interim Chief Executive Officer
       GBS Inc.
       420 Lexington Ave, Suite 300
       New York, NY 10170

                                                        Re: GBS Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed April 8, 2022
                                                            File No. 333-264218

       Dear Dr. Boyages:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Michael Davis at 202-551-4385 or Tim Buchmiller at 202-551-3635 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Life Sciences
       cc:                                              Johnathan C. Duncan,
Esq.